Exhibit 4.113

Maximum Pledge Contract

Contract No.: 2014JIYINZUIQUANZHIZIDI14140226

Pledgor : Ganglian Financial Leasing Co.,Ltd.

Pledgee : CITIC Shijiazhuang Branch

Signing Date : June 27, 2014

Pledge Definition : To ensure multiple loans Party B (Pledgee) has lent to Hebei Xuhua Trading Co.,Ltd. on June 27, 2014, Party A (Pledgor) is willing to provide the Maximum Pledge Guarantee hereunder for Party B.

Maximum Amount: RMB2,500,000,000

Pledge Term : From June 27, 2014 to December 23, 2015